

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

Mr. Marc Benioff
Chairman of the Board and Chief Executive Officer
saleforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, California 94105

>   **Re: salesforce.com, inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2010**
>   **Filed March 11, 2010**
>   **File No. 001-32224**

Dear Mr. Benioff:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Patrick Gilmore
>   Accounting Branch Chief